UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date:	January 11, 2016

		By:	/s/ Scott Dresser
		Name:	Scott Dresser
		Title:	Group General Counsel

VimpelCom appoints Jon Eddy as Head of Emerging Markets

Amsterdam (January 11, 2016) - VimpelCom Ltd. (NASDAQ:VIP), a leading global provider of telecommunications services headquartered in Amsterdam and serving over 217 million customers across 14 countries, announces that it has appointed Jon Eddy as its Head of Emerging Markets.

In his new role, Jon will be responsible for VimpelCom’s businesses in Algeria, Pakistan, and Bangladesh. He will report to Chief Executive Officer, Jean-Yves Charlier.

Jon has a wealth of experience in leadership positions in the telecommunications industry in emerging markets, especially in Asia. He and joins VimpelCom from dtac, Thailand’s second largest mobile operator, where he was Chief Executive Officer. Jon has previously been Chief Executive Officer of Telenor Pakistan, Chief Operating Officer at Maxis Mobile in Malaysia, and Chief Technology Officer at Digi Telecom in Malaysia. He holds a Bachelor of Science degree in Electrical Engineering from Montana State University.

Commenting on the appointment, Jean-Yves Charlier, VimpelCom CEO, said: “As we transform VimpelCom into a digital and customer-centric leader, Jon will play a pivotal role in driving the transformation and growth of our businesses in Algeria, Pakistan, and Bangladesh. Jon has a deep knowledge of emerging markets and will build on his experience in growing telecommunications businesses, especially in new strategic segments such as data and financial services. We are pleased to welcome Jon to the team.”

Jon’s appointment follows the recent appointments of Erik Aas as the new CEO of Bangladesh and Alexandr Komarov as the new CEO of Kazakhstan and represents another milestone in the strengthening of VimpelCom’s senior leadership team.

About VimpelCom

VimpelCom, an international telecoms company operating in 14 countries and headquartered in Amsterdam, is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos, and Zimbabwe. VimpelCom’s operations around the globe cover territory with a total population of approximately 740 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2015 VimpelCom had 217 million mobile customers and 5.8 million fixed-line broadband customers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP).

For more information follow us on Twitter @VimpelCom or visit our blog http://blog.vimpelcom.com and http://www.vimpelcom.com

Contact information

Investor Relations VimpelCom Ltd. Remco Vergeer ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Neil Moorhouse pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)